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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            U.S. ENERGY SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902951102
                                 (CUSIP Number)

                               Mr. Wayne A. Harris
                                 Senior Counsel
                                  Cinergy Corp.
                      139 East Fourth Street, 25 Atrium Two
                             Cincinnati, Ohio 45202
                                  513-287-3020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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CUSIP No. 902951102                                      13D                         Page 2 of 8 Pages
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--------- --------------------------------------------------------------------------------------------- ------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CINERGY SOLUTIONS, INC.

--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          AF

--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

--------- --------------------------------------------------------------------------------------------- ------------
                         7      SOLE VOTING POWER
       NUMBER OF                         583,333 SHARES

         SHARES         ------ -------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
     BENEFICIALLY                        NOT APPLICABLE

        OWNED BY        ------ -------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
          EACH                           583,333 SHARES

       REPORTING         ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE

--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          583,333 SHARES

--------- --------------------------------------------------------------------------------------------- ------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.6%

--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          CO

--------- --------------------------------------------------------------------------------------------- ------------

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CUSIP No. 902951102                                      13D                         Page 3 of 8 Pages
------------------------------------------------                      ----------------------------------------------

--------- --------------------------------------------------------------------------------------------- ------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CINERGY CORP.

--------- --------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                        (b) |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

------------------------ ------ ------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
       NUMBER OF                         NOT APPLICABLE

         SHARES          ------ ------------------------------------------------------------------------------------
                          8      SHARED VOTING POWER
     BENEFICIALLY                        NOT APPLICABLE

        OWNED BY         ------ ------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
          EACH                           NOT APPLICABLE

       REPORTING         ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE

--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          583,333 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE,
                CINERGY SOLUTIONS, INC.

--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         |_|

          NOT APPLICABLE

--------- --------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.6%

--------- --------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          CO

--------- --------------------------------------------------------------------------------------------- ------------

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CUSIP No. 902951102                    13D                     Page 4 of 8 Pages
------------------------------                      ----------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Common Stock, $0.01 par value per share, of U.S. Energy Systems, Inc. ("U.S. Energy Systems"), a corporation incorporated under the laws of the State of Delaware, with its principal executive offices located at 515 N. Flagler Drive, Suite 702, West Palm Beach, Florida 33401.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Cinergy Solutions, Inc. ("Cinergy Solutions") and Cinergy Corp. ("Cinergy"), with Cinergy Solutions and Cinergy being referred to sometimes hereinafter as the "Reporting Persons."

         Cinergy is a corporation incorporated under the laws of the State of Delaware. Cinergy is a utility holding company which, along with its subsidiaries, is engaged primarily in the generation, transmission, distribution and sale of electricity and the sale and transportation of natural gas in Indiana, Kentucky and Ohio. Cinergy's Common Stock is listed for trading on the New York Stock Exchange. Cinergy's principal address and business address is 139 East Fourth Street, Cincinnati, Ohio 45202.

         Cinergy Solutions is a corporation incorporated under the laws of the State of Delaware. Cinergy Solutions is engaged primarily in cogeneration and energy outsourcing for industrial customers. Cinergy Solution's principal address and business address is 139 East Fourth Street, Cincinnati, Ohio 45202. Cinergy Solutions is an indirect wholly-owned subsidiary of Cinergy.

         The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and executive officers of the Reporting Persons are set forth in Exhibit 99.1 hereto, which exhibit is hereby incorporated by reference into this Schedule 13D. None of the persons listed in Exhibit 99.1 has any direct or indirect interest in U.S. Energy Systems as of the date of this Schedule 13D.

         None of the Reporting Persons or the persons listed in Exhibit 99.1 has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

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CUSIP No. 902951102                    13D                     Page 5 of 8 Pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by Cinergy Solutions to purchase the 583,333 shares of Common Stock of U.S. Energy Systems held by it was $3.5 million. Cinergy Solutions obtained such funds from its affiliate, Cinergy Investments, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         Cinergy Solutions currently holds its interest in U.S. Energy Systems for investment purposes.

         Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors, executive officers or controlling persons has any current plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of U.S. Energy Systems, or the disposition of securities of U.S. Energy Systems; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving U.S. Energy Systems or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of U.S. Energy Systems or any of its subsidiaries; (d) any change in the present board of directors or management of U.S. Energy Systems, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of U.S. Energy Systems; (f) any other material change in the business or corporate structure of U.S. Energy Systems; (g) changes in the charter, bylaws or instruments corresponding thereto of U.S. Energy Systems or other actions which may impede the acquisition of control of U.S. Energy Systems by any person; (h) causing a class of securities of U.S. Energy Systems to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of U.S. Energy Systems becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         Cinergy Solutions intends to continuously review its investment in U.S. Energy Systems. Cinergy Solutions may at any time in the future determine to change its investment intent with respect to U.S. Energy Systems, and may determine to: (i) acquire additional securities of U.S. Energy Systems, through open market purchases, private agreements, tender offer or otherwise; (ii) dispose of all or a portion of the shares of Common Stock of U.S. Energy Systems owned by it; or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the immediately preceding paragraph. Cinergy Solutions specifically reserves the right to acquire additional shares of Common Stock of U.S. Energy Systems, through open market purchases, private agreements, tender offer or otherwise, to dispose of all or a portion of the shares of Common Stock of U.S. Energy Systems owned by it, or to change its intention with respect to any or all of the matters referred to in the immediately preceding paragraph.

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CUSIP No. 902951102                    13D                     Page 6 of 8 Pages
------------------------------                      ----------------------------



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Cinergy Solutions owns 583,333 shares of Common Stock of U.S. Energy Systems, representing approximately 8.6% of the outstanding shares of Common Stock of U.S. Energy Systems (calculated based upon the 6,214,538 shares of Common Stock reported as outstanding as of May 26, 2000 by U.S. Energy Systems in its Annual Report on Form 10-KSB for its fiscal year ended January 31, 2000 plus the shares issued to Cinergy Solutions). Cinergy does not directly own any shares of Common Stock of U.S. Energy Systems, but may be deemed to beneficially own the shares of Common Stock of U.S. Energy Systems held by Cinergy Solutions. None of the persons listed in Exhibit 99.1 has any direct or indirect interest in U.S. Energy Systems as of the date of this Schedule 13D.

         (b) Cinergy Solutions has the sole power to direct the vote and sole power to direct the disposition of all the shares of Common Stock of U.S. Energy Systems held by it. Cinergy has the indirect power to direct the vote and the indirect power to direct the disposition of the shares of Common Stock of U.S. Energy Systems held by Cinergy Solutions through its indirect interest in Cinergy Solutions.

         (c) Cinergy Solutions purchased the 583,333 shares of Common Stock of U.S. Energy Systems held by it directly from U.S. Energy Systems on October 12, 2000 at a price of $6.000003 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Cinergy Solutions purchased the 583,333 shares of Common Stock of U.S. Energy Systems held by it pursuant to a Stock Purchase Agreement, dated October 12, 2000, for an aggregate purchase price of $3.5 million. The Stock Purchase Agreement restricts Cinergy Solutions from transferring the purchased shares for one year other than to its affiliates, and prevents Cinergy Solutions from transferring the purchased shares at any time in certain limited circumstances. In connection with the purchase of the shares and the execution of the Stock Purchase Agreement, Cinergy Solutions entered into voting agreements with U.S. Energy Systems and a number of stockholders of U.S. Energy Systems which provide that one designee of Cinergy Solutions will be elected to the Board of Directors of U.S. Energy Systems. Cinergy Solutions also entered into a Registration Rights Agreement with U.S. Energy Systems which grants Cinergy Solutions certain piggyback and demand registration rights with respect to the shares of Common Stock issued to it.

         The Stock Purchase Agreement, Registration Rights Agreement and voting agreements are included as Exhibits 99.3 through 99.6 to this Schedule 13D, and are hereby incorporated into this Schedule 13D by reference.

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CUSIP No. 902951102                    13D                     Page 7 of 8 Pages
------------------------------                      ----------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Schedule of Directors and Executive Officers of the Reporting Persons
         99.2     Joint Filing Statement Required by Rule 13d-1(k)
         99.3 Stock Purchase Agreement, dated October 12, 2000, by and between Cinergy Solutions, Inc. and U.S. Energy Systems, Inc.
         99.4 Voting Agreement, dated October 12, 2000, by and between Cinergy Solutions, Inc., Energy Systems Investors, L.L.C., Lawrence I. Schneider and Henry Schneider
         99.5 Voting Agreement, dated October 12, 2000, by and between Cinergy Solutions, Inc. and U.S. Energy Systems, Inc.
         99.6 Registration Rights Agreement, dated October 12, 2000, by and between Cinergy Solutions, Inc. and U.S. Energy Systems, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2000                             CINERGY SOLUTIONS, INC.


                                             By: /s/ Donald B. Ingle, Jr.
                                                -------------------------
                                             Name: Donald B. Ingle, Jr.
                                             Title: President


                                             CINERGY CORP.


                                             By: /s/ Donald B. Ingle, Jr.
                                                -------------------------
                                             Name: Donald B. Ingle, Jr.
                                             Title: Vice President

                                                                    EXHIBIT 99.1

CINERGY CORP.
-------------
                                    PRINCIPAL BUSINESS                          BUSINESS ADDRESS
                                    POSITION WITH                               (OR RESIDENCE
                                    CORPORATION; PRINCIPAL                      ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                   OCCUPATION, IF DIFFERENT                    ADDRESS AVAILABLE)
-----------------                   ------------------------                    ------------------

Jackson H. Randolph                 Director and Chairman of the Board          139 East Fourth Street
United States of America            of Cinergy Corp.                            Cincinnati, Ohio 45202

James E. Rogers                     Director and Vice Chariman, President       139 East Fourth Street
United States of America            and Chief Executive Officer of Cinergy      Cincinnati, Ohio 45202
                                    Corp.

James K. Baker                      Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            retired Vice Chairman of Arvin              Cincinnati, Ohio 45202
                                    Industries, Inc. (worldwide supplier
                                    of automotive parts)

Michael G. Browning                 Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            Chairman and President of                   Cincinnati, Ohio 45202
                                    Browning Investments, Inc.
                                    (real estate venture firm)

Phillip R. Cox                      Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            President and Chief Executive               Cincinnati, Ohio 45202
                                    Officer of Cox Financial Corporation
                                    (financial and estate planning services)

John A. Hillenbrand II              Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            Chairman, President and Chief Executive     Cincinnati, Ohio 45202
                                    Officer of Glynnadam, Inc. (personal
                                    investment holding company); Chairman of
                                    Able Body Corporation and Nambe' Mills,
                                    Inc.; Vice Chairman of Pri-Pak, Inc.

George C. Julifs                    Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            President and Chief Executive Officer of    Cincinnati, Ohio 45202
                                    SENCORP (international holding company with
                                    subsidiaries that manufacture fastening
                                    systems and commercialize health care
                                    technologies)

Thomas E. Petry                     Director of Cinergy Corp.; retired          139 East Fourth Street
United States of America            Chairman of the Board and Chief Executive   Cincinnati, Ohio 45202
                                    Officer of Eagle-Picher Industries, Inc.
                                    (diversified manufacturer of industrial and
                                    automotive products)

Mary L. Schapiro                    Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            President of NASD Regulation, Inc.          Cincinnati, Ohio 45202
                                    (indepndent regulatory subsidiary of
                                    the NASD)




                                    PRINCIPAL BUSINESS                          BUSINESS ADDRESS
                                    POSITION WITH                               (OR RESIDENCE
                                    CORPORATION; PRINCIPAL                      ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                   OCCUPATION, IF DIFFERENT                    ADDRESS AVAILABLE
-----------------                   ------------------------                    -----------------

John J. Schiff, Jr.                 Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            Chairman of the Board, President and        Cincinnati, Ohio 45202
                                    Chief Executive Officer of Cincinnati
                                    Financial Corporation (insurance
                                    holding company) and The
                                    Cincinnati Insurance Company

Philip R. Sharp, Ph.D.              Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            Lecturer in Public Policy at Harvard        Cincinnati, Ohio 45202
                                    University's John F. School of
                                    Government; Chairman of the Secretary's
                                    Electric System Reliability Task Force

Dudley S. Taft                      Director of Cinergy Corp.;                  139 East Fourth Street
United States of America            President and Chief Executive               Cincinnati, Ohio 45202
                                    Officer of Taft Broadcasting Company
                                    (media investment company)

Oliver W. Waddell                   Director of Cinergy Corp.; retired          139 East Fourth Street
United States of America            Chairman of the Board of Star Banc          Cincinnati, Ohio 45202
                                    Corporation (now Firstar Corporation, a
                                    bank holding company)

Charles J. Winger                   Vice President and Acting Chief Financial   139 East Fourth Street
United States of America            Officer of Cinergy Corp.                    Cincinnati, Ohio 45202

Michael J. Cyrus                    Vice President of Cinergy Corp.             139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

John Bryant                         Vice President of Cinergy Corp.             139 East Fourth Street
United Kingdom                                                                  Cincinnati, Ohio 45202

William J. Grealis                  Executive Vice President and                139 East Fourth Street
United States of America            Chief of Staff of Cinergy Corp.             Cincinnati, Ohio 45202

J. Joseph Hale, Jr.                 Vice President of Cinergy Corp.             139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

M. Stephen Harkness                 Vice President of Cinergy Corp.             139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Donald B. Ingle, Jr.                Vice President of Cinergy Corp.             139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Julie S. Janson                     Secretary of Cinergy Corp.                  139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Bernard F. Roberts                  Vice President and Comptroller              139 East Fourth Street
United States of America            of Cinergy Corp.                            Cincinnati, Ohio 45202

Lisa D. Gamblin                     Vice President and Treasurer                139 East Fourth Street
United States of America            of Cinergy Corp.                            Cincinnati, Ohio 45202

Larry E. Thomas                     Group President of Cinergy Corp.            139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

                                    PRINCIPAL BUSINESS                          BUSINESS ADDRESS
                                    POSITION WITH                               (OR RESIDENCE
                                    CORPORATION; PRINCIPAL                      ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                   OCCUPATION, IF DIFFERENT                    ADDRESS AVAILABLE
-----------------                   ------------------------                    -----------------

James L. Turner                     Vice President of Cinergy Corp.             139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Jerome A. Vennemann                 Vice President, General Counsel and         139 East Fourth Street
United States of America            Assistant Secretary of Cinergy Corp.        Cincinnati, Ohio 45202
                           .

CINERGY SOLUTIONS, INC.
-----------------------

James E. Rogers                     Director of Cinergy Solutions, Inc.;        139 East Fourth Street
United States of America            Vice Chairman, President and Chief          Cincinnati, Ohio 45202
                                    Executive Officer of Cinergy Corp.

Donald B. Ingle, Jr.                Director and Chief Executive Officer        139 East Fourth Street
United States of America            of Cinergy Solutions, Inc.; Vice            Cincinnati, Ohio 45202
                                    President of Cinergy Corp.

Charles J. Winger                   Director and Vice President of              139 East Fourth Street
United States of America            Cinergy Solutions, Inc.; Vice               Cincinnati, Ohio 45202
                                    President and Acting Chief Financial
                                    Officer of Cinergy Corp.

Felicia A. Ferguson                 Vice President of Cinergy Solutions, Inc.   139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

M. Stephen Harkness                 President and Chief Operating Officer       139 East Fourth Street
United States of America            of Cinergy Solutions, Inc.                  Cincinnati, Ohio 45202

Charles M. O'Donnell                Vice President of Cinergy Solutions, Inc.   139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Donna L. Robichaud                  Vice President of Cinergy Solutions, Inc.   139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Jeremiah J. Sullivan                Vice President of Cinergy Solutions, Inc.   139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Bernard F. Roberts                  Comptroller of Cinergy Solutions, Inc.      139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Lisa D. Gamblin                     Treasurer of Cinergy Solutions, Inc.        139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

Jerome A. Vennemann                 Secretary of Cinergy Solutions, Inc.        139 East Fourth Street
United States of America                                                        Cincinnati, Ohio 45202

                                                                    Exhibit 99.2

                             JOINT FILING STATEMENT

         In accordance with Rule 13d-1(k) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the entities listed below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock of U.S. Energy Systems, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby executes this Statement on this October 23, 2000.

                                                  CINERGY SOLUTIONS, INC.


                                                  By: /s/ Donald B. Ingle, Jr.
                                                     -------------------------
                                                  Name: Donald B. Ingle, Jr.
                                                  Title: President


                                                  CINERGY CORP.


                                                  By: /s/ Donald B. Ingle, Jr.
                                                     -------------------------
                                                  Name: Donald B. Ingle, Jr.
                                                  Title: Vice President

                                                                    Exhibit 99.3


         STOCK PURCHASE AGREEMENT, dated as of October 12, 2000 (this "AGREEMENT"), by and among U.S. ENERGY SYSTEMS, INC., a Delaware corporation ("ISSUER"), and CINERGY SOLUTIONS, INC., a Delaware corporation (the "PURCHASER").

         WHEREAS, the Issuer desires to issue 583,333 shares of its Common Stock to the Purchaser and the Purchaser desires to purchase such shares on the terms and subject to the conditions of this Agreement,

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                 THE SECURITIES

              SECTION 1.01 ISSUANCE AND SALE OF THE SHARES.

              (a) Subject to the terms and conditions set forth herein, the Issuer shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Issuer, on the Closing Date (as defined), an aggregate of 583,333 shares of the Company's Common Stock, par value $.01 per share (said aggregate of 583,333 shares being herein collectively called the "SHARES"), at a purchase price of $6.000003 per Share for an aggregate purchase price of Three Million Five Hundred Thousand Dollard ($3,500,000) (the "PURCHASE PRICE"), and the Issuer shall issue and deliver to the Purchaser stock certificates in definitive form, registered in the name of the Purchaser, evidencing the Shares being purchased by it hereunder.

              (b) As payment in full for the Shares being purchased by it hereunder, and against delivery thereof as aforesaid, the Purchaser shall deliver to the Issuer on the Closing Date a certified or official bank check in New York Clearing House funds, payable to the order of the Company, in the amount of Three Million Five Hundred Thousand Dollars ($3,500,000), or shall transfer such sum to the account of the Issuer by wire transfer.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

              SECTION 2.01 GENERAL REPRESENTATIONS AND WARRANTIES.

              The Purchaser represents and warrants to the Issuer that:

         (a) The Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and the agreements, documents and instruments contemplated hereby ("ANCILLARY AGREEMENTS") and perform its obligations hereunder and thereunder (the Ancillary Agreements together with this Agreement are collectively referred to as the "TRANSACTION AGREEMENTS").

         (b) The execution, delivery and performance of the Transaction Agreements (i) have been duly authorized by all necessary corporate action, and
(ii) do not and will not violate, breach or constitute a default (or an event which with or without notice and/or lapse of time would constitute a default) under the Purchaser's organizational documents, or, to the best of the knowledge of the Purchaser, any agreement or instrument by which it is bound or any law, regulation, order, award, judgment, decree, license, permit or instrument to which it is subject. Each Transaction Agreement is valid and enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors' rights generally and applicable equitable principles.

         (c) The Purchaser has obtained all consents, approvals, novations, waivers or notifications of any third party or governmental entity (collectively, "CONSENTS") which are necessary or required on its part for the consummation of the transactions contemplated by the Transaction Agreements.

         (d) There is no action, suit, legal or administrative proceeding, arbitration, investigation or other proceeding or claim pending or, to the knowledge of the Purchaser, threatened against, or affecting the Purchaser that, if adversely determined, might reasonably be expected to have an adverse effect on its ability to consummate the transactions contemplated by the Transaction Agreements.

         (e) The Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "ACT"), or the securities or similar laws of any state and are offered in reliance on exemptions therefrom.

         (f) The Purchaser understands that neither the Securities and Exchange Commission nor any other Federal or state agency has recommended, approved or endorsed the acquisition of the Shares as an investment or passed on the accuracy or adequacy of the information set forth in any documents provided by the Issuer.

         (g) The Purchaser has not been organized for the specific purpose of acquiring the Shares.

         (h) The Purchaser confirms that the Shares were not offered to it by any means of general solicitation or general advertising, that it has received no representations, warranties or written communications with respect to the offering of the Shares other than those contained in this Agreement, and in entering into the transactions contemplated by the

Transaction Agreements, the Purchaser is not relying upon any information other than that contained in this Agreement and the results of its own independent investigation.

         (i) The Purchaser is acquiring the Shares solely for its own account, for investment purposes only, and not with a view to the distribution or resale thereof.

         (j) The Purchaser acknowledges that the Issuer is making no representations concerning the value of the Shares, except as otherwise set forth in Article III.

         (k) The Purchaser will not sell or otherwise transfer the Shares without registration under the Act or an exemption therefrom and agrees that it must bear the economic risk of the purchase for an indefinite period of time because, among other reasons, the Shares have not been registered under the Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless such shares are subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is available. The Purchaser understands that, other than as provided pursuant to the Registration Rights Agreement (as defined) dated as of the date hereof by and between the parties hereto, the Issuer is under no obligation to register the Shares on behalf of the Purchaser or to assist the Purchaser in complying with any exemption from such registration under the Act.

         (l) The Purchaser acknowledges, represents, agrees and is aware that:

                  (i) the representations, warranties, agreements, undertakings and acknowledgments made by the Purchaser in this Agreement are made with the intent that they be relied upon by the Issuer in determining the suitability of the Purchaser as a purchaser of the Shares and shall survive the issuance of the Shares to the Purchaser; and

                  (ii) the Shares are illiquid and the Purchaser must bear the economic risk of its purchase of the Shares for an indefinite period of time.

         (m) The Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Act with respect to the acquisition of the Shares and has such knowledge and experience in financial and business matters to make it capable of evaluating the merits and risks of such an investment and is able and prepared to bear the economic risk respecting an investment in the Shares.

         (n) The Purchaser acknowledges that (i) it has had the right to request copies of any documents, records and books pertaining to this investment and the Issuer and (ii) such documents, records and books which the undersigned requested have been made available for inspection by the Purchaser and its representatives.

         (o) The Purchaser has had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Issuer concerning the Issuer and all such questions have been answered to the full satisfaction of the Purchaser.

         SECTION 2.02 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO REGULATORY MATTERS.

         The Purchaser further represents and warrants to the Issuer that:

         (a) REPRESENTATIONS AND WARRANTIES WITH RESPECT TO REGULATORY MATTERS. The Purchaser further represents and warrants to the Issuer that: Purchaser is a "subsidiary company" of a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Upon the consummation of the transactions described herein (the "Transaction"), the Issuer may become an "affiliate" of a holding company as such term is defined by PUHCA. Based on the Issuer's representations and warranties contained in Section 3.03 hereof, the consummation of the transactions described herein shall not cause the Issuer or any subsidiary to become: (i) an "affiliate" of an electric utility company or a "subsidiary company" of an electric utility company or a holding company as such terms are defined by PUHCA, (ii) subject to the Federal Power Act or Natural Gas Act, or (iii) subject to regulation as a "public utility", a "local distribution company", an "electrical load serving entity" or a similar entity under the laws of any state, except to the extent with respect to the foregoing clauses (i),
(ii) and (iii) the Issuer is already subject to regulation as such or thereunder. Neither the Purchaser nor any parent company or affiliate of the Purchaser has received any notice of any inquiry or other action by the Securities and Exchange Commission ("SEC") with respect to the Transaction.

         (b) Based on the Issuer's representations and warranties contained in
Section 3.03 hereof, the consummation of the Transaction shall not cause any "Qualifying Facility" (as defined in Section 3.03) in which Issuer owns an equity interest to lose its status as such under the Public Utility Regulatory Policies Act of 1978 ("PURPA").

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF ISSUER

         SECTION 3.01. SEC FILINGS; ISSUER FINANCIAL STATEMENTS.

         (a) The Issuer has made all filings required to be filed by it under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") since January 1, 1997 through the date of this Agreement (collectively, the "SEC REPORTS"). The SEC Reports were prepared in all material respects in accordance with the requirements of the Exchange Act. None of the SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

         (b) Each of the consolidated financial statements for the fiscal year and fiscal quarter then ended together with notes thereto contained in the SEC Reports (the "FINANCIAL

STATEMENTS") was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, the consolidated financial position of the Issuer as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments).

         SECTION 3.02. POWER AND AUTHORIZATION. The Issuer hereby represents and warrants that:

         (a) The Issuer is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into Transaction Agreement and perform its obligations hereunder and thereunder.

         (b) The execution, delivery and performance of the Transaction Agreements (i) have been duly authorized by all necessary corporate action, and
(ii) do not and will not violate, breach or constitute a default (or an event which with or without notice and/or lapse of time would constitute a default) under the Issuer's organizational documents or, to the best of the knowledge of the Issuer, any agreement or instrument by which it is bound or any law, regulation, order, award, judgment, decree, license, permit or instrument to which it is subject. Each Transaction Agreement is valid and enforceable against the Issuer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors' rights generally and applicable equitable principles.

         (c) The Issuer has obtained all Consents which are necessary or required on its part for the consummation of the transactions contemplated by the Transaction Agreements.

         (d) The Shares, when issued in accordance with this Agreement, shall be deemed duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of the Issuer.

         SECTION 3.03. REPRESENTATIONS AND WARRANTIES WITH RESPECT TO REGULATORY MATTERS. Issuer further represents and warrants to the Purchaser that: Issuer is not an "electric utility company" or a "holding company" or, to its knowledge, an "affiliate" of an "electric utility company" or a "holding company" as such terms are defined by PUHCA. Issuer or its subsidiaries has duly self-certified or obtained certification from the Federal Energy Regulatory Commission that each of its cogeneration or small power production facilities is a qualifying facility within the meaning of PURPA and 18 C.F.R. Part 292 ("Qualifying Facility"). No more than 33% of the equity interests of any such facility is held by an electric utility or utilities or by an electric utility holding company or companies or any combination thereof.

                                   ARTICLE IV

                                    COVENANTS

         SECTION 4.01. CONFIDENTIALITY.

         (a) Neither any party hereto nor any of their respective officers, directors, managers, employees, Affiliates (as defined in this Section 4.01(a)), agents or advisors shall without the prior written consent of the other party:
(i) reveal to any third party any confidential or proprietary information, data, documents, know-how or trade secrets of the other parties hereto ("CONFIDENTIAL INFORMATION"); or (ii) use any Confidential Information in any manner which may directly or indirectly adversely affect the other party hereto or its Affiliates; provided, however, that any Confidential Information may be disclosed by such party if required by law or legal or regulatory process (but only in accordance with such law or legal or regulatory process) or in compliance with the valid order of a court of competent jurisdiction. Confidential Information shall not include information which has become available as a matter of public record through no act or omission of such party, or any of its Affiliates, agents or advisors, or to the extent such Confidential Information was in the possession of such party or its Affiliates prior to its receipt from the other parties or which was received from a third party without breach of confidentiality obligations. Confidential Information shall not be used by the receiving party for any reason outside of the purpose and scope of this Agreement. The obligations established pursuant to this Section 4.01 shall survive any termination of this Agreement for a period of three years, except that there shall be no limit on the amount of time trade secrets must be kept confidential. The "AFFILIATE" of any person means any other person directly or indirectly through one or more intermediary persons, that controls, is controlled by or is under common control with such person. The term "CONTROL" shall mean the power to direct the management and policies of such Person directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other Persons by or through stock ownership, agency or otherwise; and the term "CONTROLLED BY" shall have meanings correlative to the foregoing. Notwithstanding the foregoing, the limitations imposed pursuant to Section 4.01 shall not be applicable with respect to Confidential Information provided pursuant to other agreements between the parties hereto and/or their Affiliates.

         (b) Each party shall take reasonable efforts to ensure that the Confidential Information is not disclosed to, or obtained from it or its employees, officers or agents by, any person other than personnel employed by it or acting on its behalf who require to have access to it in order to facilitate the transactions contemplated by this Agreement and the conduct of the business of the Company in accordance with this Agreement.

         (c) The parties hereto agree that irreparable damage shall occur in the event of a breach of Sections 4.01 (a) or (b) and that the non-breaching parties shall be entitled to equitable relief in the event of any such breach.

         SECTION 4.02. BOARD OF DIRECTORS. Contemporaneously with the Closing, Issuer shall elect one person designated by the Purchaser (such person to be reasonably acceptable to the Issuer) to serve as a member of the board of directors of the Issuer provided that a person designated by the Purchaser or its affiliates is not then a member of the board of directors of the Issuer.

         SECTION 4.03. PUBLIC ANNOUNCEMENTS. All media contacts and public announcements by the parties hereto or their Affiliates regarding the matters covered by this Agreement shall be mutually agreed upon by the parties hereto. Notwithstanding the foregoing, the parties hereto and their Affiliates may make such public announcements, reports, filings and disclosures concerning this Agreement and the businesses of the Issuer as may be required by the rules of or any agreement with the SEC, the New York Stock Exchange, Inc. or NASDAQ, provided, that, such disclosing party or Affiliate shall use reasonable efforts to consult with the other party regarding the nature and contents of the contemplated disclosure.

         SECTION 4.04. COVENANTS WITH RESPECT TO REGULATORY MATTERS. The Purchaser covenants and agrees that it will not, at any time, without the consent of the Issuer, take any action that would (a) cause any Qualifying Facility in which Issuer holds an equity interest to lose its status as such under PURPA, (b) subject Issuer to regulation as a "holding company" or a "public utility company," or an "affiliate" of a "public utility company" as such terms are defined by PUHCA, or (c) subject Issuer to regulation as a "public utility", a "local distribution company", "electrical load serving entity" or a similar entity under the laws of any state. The Purchaser covenants and agrees that it will give prompt notice to the Issuer of any notice of any inquiry or other action by the SEC with respect to the Transaction which is received by Purchaser or any parent company or affiliate of Purchaser. The Issuer covenants and agrees that it will not, at any time, without the consent of the Purchaser, take any action that would subject Issuer to regulation as a "holding company" or a "public utility company" or an "affiliate" of a "public utility company" as such terms are defined by PUHCA.

         SECTION 4.05. FURTHER ASSURANCES. The parties hereto shall execute and deliver such agreements and arrangements which are customary in connection with transactions of this type. In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to effectuate and make effective the transactions contemplated by this Agreement, including, without limitation, using its best efforts to obtain the consents and approvals, to enter into any amendatory agreements and to make the filings and applications necessary or desirable in order to effectuate the transactions contemplated by this Agreement.

         SECTION 4.06. COOPERATION WITH RESPECT TO GOVERNMENT FILINGS AND REPORTS. The Purchaser and the Issuer agree to provide the other party (without cost to such other party) with access during reasonable business hours and for a reasonable business purpose and such cooperation and information, including, but not limited to, all records, books, contracts, instruments, computer data and other data, including all historical financial and tax information, and personnel with relevant knowledge of such information, as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing, contemplated by this Agreement. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any government authority to the appropriate party. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice and shall provide explanation of any documents or information provided hereunder.

                                    ARTICLE V

                            TRANSFERABILITY OF SHARES

         SECTION 5.01. RESTRICTIONS UPON TRANSFER OF SHARES. Except as set forth in this Agreement, the Purchaser shall not sell, transfer, donate, give, mortgage, pledge, hypothecate, or otherwise encumber or dispose of, whether voluntarily, by operation of law or otherwise (any of the foregoing acts being herein referred to as a "TRANSFER") the Shares. Any Transfer or attempted Transfer of Shares, unless pursuant to the terms and conditions hereof, shall be absolutely null and void, of no force or effect and may be enjoined. No dividend shall be paid or any distribution made to any transferee of Shares transferred in violation hereof nor shall any such Transfer be registered on the books of the Issuer. The Transfer or attempted Transfer of any Shares in violation hereof shall not affect the beneficial ownership of such Shares, and, notwithstanding such Transfer or attempted Transfer, the Purchaser shall retain the right to vote and the right to receive dividend and liquidation proceeds with respect to such Shares.

         SECTION 5.02. RESTRICTIVE LEGEND ON CERTIFICATES. Every certificate representing Shares shall bear the following legend in addition to any other legend which may be required by applicable law:

         "The sale, transfer, pledge, hypothecation, or other encumbrance or disposition of the securities represented hereby is restricted by the terms of a certain Stock Purchase Agreement dated as of October 12, 2000 (the "Agreement"), between the U.S. Energy Systems, Inc. (the "Issuer") and Cinergy Solutions, Inc., a copy of which is on file at the principal place of business of the Issuer and is available for inspection by the stockholders of the Issuer during the regular business hours of the Issuer. Any sale, transfer, pledge, hypothecation, or other encumbrance or disposition of the securities represented hereby shall be absolutely void if in contravention of the terms, provisions or conditions of such agreement. The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or under any applicable state securities law. These securities may not be sold or transferred in the absence of an effective registration statement under the Act and any applicable state securities law or receipt by the Issuer of an opinion of counsel satisfactory to the Issuer that registration under the Act and applicable state law is not required"

         SECTION 5.03. PERMITTED TRANSFERS. Subject to the provisions of Section 5.04, (a) the Transfer of Shares to an entity which was an Affiliate of Purchaser before such Transfer and remains an Affiliate of Purchaser after such Transfer is permitted at any time and (b) all other Transfers will be permitted beginning one year from the date hereof.

         SECTION 5.04. ADDITIONAL REQUIREMENTS OF TRANSFER. Any Transfer permitted by this Agreement shall be further subject to and conditioned upon full compliance by the transferor and transferee with each of the following conditions:

         (a) The Transfer shall not cause the Issuer to become a "holding company" or a "public utility company" or an "affiliate" of a "public utility company" as such terms are defined by PUHCA;

         (b) The Transfer shall not cause the Issuer or its subsidiaries to become subject to the Federal Power Act or Natural Gas Act or regulation as a "public utility," a "local distribution company," an "electrical load serving entity" or a similar entity under the law of any state except to the extent that, at the time of the Transfer, the Issuer or any subsidiary thereof is already subject to regulation thereunder; and

         (c) The Transfer shall not cause any Qualifying Facility in which Issuer holds an equity interest to lose its status as such under PURPA or have any material adverse effect on the regulatory status of any other project owned or operated by the Issuer or its subsidiaries.

                                   ARTICLE VI

                               CLOSING CONDITIONS

         SECTION 6.01. CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THIS AGREEMENT. The respective obligations of each party to effect this Agreement and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

         (a) No governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits the transactions contemplated in this Agreement.

         (b) All consents, approvals and authorizations legally required to be obtained to consummate the transactions contemplated hereby have been obtained.

         (c) None of the Transaction Agreements shall have been modified or terminated or challenged in court.

         SECTION 6.02. ADDITIONAL CONDITIONS TO OBLIGATIONS OF ISSUER. The obligations of Issuer to effect the transactions contemplated herein are also subject to the following conditions:

         (a) Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date, except that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date. The Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

         (b) At or prior to the Closing Date, all filings necessary under federal and state securities laws to permit the issuance and delivery of the Shares in connection with the Agreement in compliance with such laws shall have been made, and any authorizations in connection therewith from all applicable securities regulatory authorities shall have been obtained.

         (c) The Purchaser shall have delivered the Ancillary Agreements required to be delivered by it pursuant to Section 7.01(b).

         SECTION 6.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE PURCHASER. The obligation of the Purchaser to effect the transactions contemplated in this Agreement is also subject to the following conditions:

         (a) Each of the representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date, except that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date. The Issuer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

         (b) The Issuer shall have delivered the Ancillary Agreements required to be delivered by it pursuant to Section 7.01(a).


                                   ARTICLE VII

                                     CLOSING

         SECTION 7.01 CLOSING DATE. The closing of the sale and purchase of the Shares shall take place at the offices of Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105, at 10 a.m., New York City time, on October 12, 2000, or at such other date and time as may be mutually agreed upon between the Issuer and the Purchaser (such date and time of closing being herein called the "CLOSING" or the "CLOSING DATE"). The parties agree that at Closing:

         (a) The Issuer shall deliver (or cause to be delivered) to the Purchaser against delivery of the items listed in Section 7.01(b):

                  (i) a certificate evidencing the Shares;

                  (ii) a certificate of Good Standing of the Issuer from the Secretary of State of Delaware;

                  (iii) a certificate of the resolutions of the Issuer's Board of Directors approving the transactions contemplated hereby;

                  (iv) the Registration Rights Agreement dated as of the date hereof by and between the parties hereto in the form annexed hereto as
         Exhibit 7.01(a)(iv) (the "REGISTRATION RIGHTS AGREEMENT") executed by the Issuer.

                  (v) a certificate of an executive officer of the Issuer to the effect that the conditions set forth in Section 6.03(a) have been satisfied;

                  (vi) the Voting Agreement by and between the parties identified therein in the form annexed hereto as Exhibit 7.01(a)(vi) executed by Lawrence I. Schneider, Henry Schneider and Energy Systems Investors, L.L.C. (the "VOTING AGREEMENT");

                  (vii) such other instruments as the Purchaser or its counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

         (b) The Purchaser shall deliver (or cause to be delivered) to the Issuer against delivery of the item listed in Section 7.01(a):

                  (i) the Purchase Price;

                  (ii) a certificate of Good Standing of the Purchaser from the Secretary of State of Delaware;

                  (iii) a certificate of the resolutions of the Purchaser's Board of Directors approving the transactions contemplated hereby;

                  (iv) the Registration Rights Agreement executed by the Purchaser;

                  (v) a certificate of an executive officer of the Purchaser to the effect that the conditions set forth in Section 6.02(a) have been satisfied;

                  (vi) the Voting Agreement executed by the Purchaser;

                  (vii) such other instruments as the Issuer or its counsel shall reasonably deem necessary to consummate the transactions contemplated hereby.

         (c) All proceedings taken and all documents executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         SECTION 8.01. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations or warranties set forth in Article III of this Agreement shall survive the Closing.

         SECTION 8.02. NOTICES. (a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand, by telecopy or MAIL if mailed by, registered or certified mail postage prepaid return receipt requested or by Federal Express or similar overnight courier service if addressed to the parties identified below at the addresses set forth below:

                            If to the Issuer:
                               U.S. Energy Systems, Inc.
                               515 N. Flagler Drive, Suite 702
                               West Palm Beach, Florida  33401
                               Facsimile No.:  (914) 271-5315
                               Attention: Goran Mornhed, President

                      With a copy to:
                               U.S. Energy Systems, Inc.
                               515 N. Flagler Drive, Suite 702
                               West Palm Beach, Florida  33401
                               Facsimile No.:  (718) 499-6014

                 Attention: Barbara Farr, Esq., General Counsel

                      If to the Purchaser:
                               Cinergy Solutions, Inc.
                               1000 East Main Street
                               Plainfield, IN  46168
                               Attention: M. Stephen Harkness, President and Chief Operating Officer
                               Facsimile: 317-838-2090

                      With a copy to:
                               Cinergy Corp.
                               221 East Fourth Street
                               Cincinnati, Ohio 45201
                               Attention: Jerome A. Vennemann, General Counsel
                               Facsimile: (513)289-1363

         (b) Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date delivered, if delivered personally or by a nationally recognized overnight courier, (ii) one business day after being sent, if sent by telecopier with confirmation of good transmission and receipt, and (iii) three business days after being sent, if sent by registered or certified mail. Each of the parties herewith shall be entitled to specify another address by giving notice as aforesaid to each of the other parties hereto.

         SECTION 8.03. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 8.04. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         SECTION 8.05. ENTIRE AGREEMENT. This Agreement (together with the Disclosure Schedules and the other documents delivered pursuant hereto) constitutes the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

         SECTION 8.06. MUTUAL DRAFTING. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

         SECTION 8.07. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable choice of law principles.

         SECTION 8.08. JURISDICTION. The parties hereto irrevocably: (a) agree that any suit, action or other legal proceeding arising out of this Agreement shall be brought in the courts of the State of New York, (b) consent to the jurisdiction of each such court in any such suit, action or proceeding, (c) waive any objection which they, or any of them, may have to the laying of venue of any such suit, action or proceeding in any of such courts, and (d) agree that service of process by registered or certified mail, at the addresses set forth in Section 8.02 hereto, shall be good and sufficient service of process.

         SECTION 8.09. EXPENSES. Except as otherwise provided herein, each party shall bear its own fees and expenses incurred in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement, and the effectuation of the transactions contemplated hereby, including, without limitation, financial advisors', attorneys', accountants' and other professional fees and expenses.

         SECTION 8.10. ASSIGNMENT; PARTIES IN INTERESTS. This Agreement shall not be assigned by any party hereto or by operation of law or otherwise, provided, however, that a merger of the ultimate parent of any parties hereto shall not be deemed to be an assignment by operation of law for the purposes of this Section 8.10. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

         SECTION 8.11 NO CONSEQUENTIAL DAMAGES. Except as otherwise provided in this Agreement, it is agreed that no party hereto will be responsible to the others for any indirect, special, incidental or consequential loss or damage whatsoever (including lost profits and opportunity costs) arising out of this Agreement.

         SECTION 8.13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, Issuer and Purchaser have caused this Agreement to be executed as of the date first written above.

                             U.S. ENERGY SYSTEMS, INC.


                             By:  /s/ Goran Mornhed
                                -------------------------------
                                   Name: Goran Mornhed
                                   Title: President and
                                   Chief Operating Officer

                             CINERGY SOLUTIONS, INC.


                             By:  /s/ M. Stephen Harkness
                                -------------------------------
                                   Name: M. Stephen Harkness
                                   Title: President and Chief Operating Officer

                                                                    EXHIBIT 99.4


                              Lawrence I. Schneider
                                 Henry Schneider
                        Energy Systems Investors, L.L.C.
                            920 Park Avenue, Apt. 4D
                            New York, New York 10028



                          Dated as of October 12, 2000


Cinergy Solutions, Inc.
1000 East Main Street
Plainfield, IN  46168


Ladies and Gentlemen:

                  In connection with the execution and delivery of the Stock Purchase Agreement (the "Purchase Agreement") dated as of October 12, 2000 by and between U.S. Energy Systems, Inc. ("USE") and Cinergy Solutions, Inc. ("Purchaser"), the parties hereto, for good and valuable consideration, receipt of which they hereby acknowledge, agree that (capitalized terms used without being defined herein shall have the meanings ascribed to such term by the Purchase Agreement):

                  1. (a) Contemporaneously with the Closing, M. Stephen Harkness, ("Harkness") the person designated by Purchaser to serve on the Board of Directors of USE (the "Board") was elected to fill a newly created directorship in the Board with a term expiring at the same time as the terms of Lawrence I. Schneider ("L. Schneider"), Howard Nevins and Richard Brandt, II as directors of USE expire (such class of directors referred to herein as the "Class 1 Directors"). (Harkness or any other person designated by Purchaser to serve on the Board pursuant to Section 4.02 of the Purchase Agreement is referred to herein as the "Purchaser Designee").

                  (b) Each of Energy Systems Investors, LLC ("ESI"), Henry Schneider and L. Schneider (in their capacities as stockholders of USE) (collectively, the "Schneider Group") hereby severally agree that except as provided in paragraph 3 hereof they will, at the meeting of the stockholders of USE at which the Class 1 Directors are to be elected vote (or cause to be voted) their shares of USE capital stock owned beneficially or of record by them at the time in favor of the election of the Purchaser Designee to the Board.

                  2. The Purchaser agrees that it will, at the meeting of the stockholders of USE at which Class 1 Directors are to be elected vote (or cause to be voted) the shares of capital stock

Cinergy Solutions, Inc.
Dated as of October 12, 2000
Page 2

of USE owned beneficially or of record by it at the time in favor of the election to the Board of Lawrence I. Schneider or the Schneider Group designee.

                  3. The parties acknowledge that the obligations of ESI under paragraph 1 above are subject and subordinate to the limitations on voting (the "Pledge Agreement Restrictions") imposed with respect to certain of the shares of capital stock of USE owned beneficially or of record by ESI pursuant to the Pledge Agreement (the "Pledge Agreement") dated as of July 31, 2000 by and among ESI, USE and the other parties identified therein and in the event of any inconsistency between paragraph 1 and the Pledge Agreement Restrictions, the Pledge Agreement Restrictions shall govern.

                  4. Except as provided in paragraph 3 hereof, each party hereto agrees that, if, at any time, such party is then entitled to vote for the removal of directors of USE, such party will not vote any of its shares of USE capital stock in favor of the removal of any director elected pursuant to paragraphs 1 or 2 or Henry Schneider unless such removal shall be for Cause (as defined below). "Cause" shall mean (a) the director having been convicted of a crime which constitutes a felony under applicable law or having entered a plea of guilty or nolo contendere with respect thereto, (b) the engaging by the director in illegal or fraudulent conduct with respect to USE or (c) any willful or persistently repeated material non-performance of the director's duties to USE (other than by reason of the incapacity of the director due to physical or mental illness) after notice by USE of such failure and the director's non-performance and continued, willful or persistently repeated material non-performance after such notice.

                  5. No party hereto shall enter into any agreement or understanding with any person or entity to vote such party's shares or give instructions in any manner inconsistent with this agreement.

                  6. (a) The obligations of the Schneider Group hereunder shall terminate on the earlier to occur of the third anniversary of this agreement or the date that the Purchaser ceases to beneficially own at least three (3%) percent of the then outstanding voting shares of USE.

                  (b) The obligations of the Purchaser hereunder shall terminate on the earlier of the third anniversary of this agreement or the date that the Schneider Group ceases to beneficially own at least three (3%) percent of the then outstanding voting shares of USE.

                  (c) Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") exclusive of the effects of this agreement on such determination. The Schneider Group are the beneficial owners of the shares of USE capital stock subject to the Pledge Agreement until such shares are disposed of to person(s) not affiliated with the Schneider Group. The term "voting shares" as used herein means shares of USE capital stock (including the right to acquire voting

Cinergy Solutions, Inc.
Dated as of October 12, 2000
Page 3

shares of USE capital stock determined in accordance with Rule 13d-3(d)) entitled to vote with respect to the election of directors.

                  7. All notices hereunder shall be given to the parties at their respective addresses set forth herein or such other address as a party may specify pursuant to notice given in accordance with this paragraph 7. Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date delivered, if delivered personally or by a nationally recognized overnight courier, (ii) one business day after being sent, if sent by telecopier with confirmation of good transmission and receipt, and (iii) three business days after being sent, if sent by registered or certified mail. Each of the parties herewith shall be entitled to specify another address by giving notice as aforesaid to each of the other parties hereto.

                  Kindly acknowledge your agreement to the foregoing by signing your name where indicated below.

                                             Very truly yours,

                                             Energy Systems Investors, L.L.C.


                                             By:  /s/ Henry Schneider
                                                 ---------------------------
                                                  Henry Schneider, Manager


                                             /s/ Lawrence I. Schneider
                                             -------------------------------
                                             Lawrence I. Schneider


                                             /s/ Henry Schneider
                                             -------------------------------
                                             Henry Schneider

Acknowledged and Agreed:

Cinergy Solutions, Inc.


By:  /s/ M. Stephen Harkness
    ---------------------------

                                                                    EXHIBIT 99.5

Cinergy Solutions, Inc.
October 12, 2000
Page 1


                            U.S. Energy Systems, Inc.
                         515 N. Flagler Drive, Suite 702
                         West Palm Beach, Florida 33401




                                October 12, 2000



Cinergy Solutions, Inc.
1000 East Main Street
Plainfield, IN  46168


Ladies and Gentlemen:

                  In connection with the Stock Purchase Agreement (the "Purchase Agreement") dated as of October 12, 2000 by and between U.S. Energy Systems, Inc. ("USE") and Cinergy Solutions, Inc. ("Purchaser"), and the letter agreement (the "Voting Agreement") dated as of October 12, 2000 by and between Purchaser, Energy Systems Investors, L.L.C. ("ESI"), Lawrence I. Schneider ("LS") and Henry Schneider ("HS") and to induce the Purchaser to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, USE hereby agrees that, subject to the approval of the USE Board of Directors (which approval will be sought at the next regularly scheduled meeting of the USE Board of Directors) it will cause the Pledge Agreement dated as of July 31, 2000 by and between ESI, LS, HS and USE to be amended so that the Schneider Group may vote its shares in favor of the Purchaser's Designee in accordance with paragraph 1 of the Voting Agreement without regard to the Pledge Agreement Restrictions. ESI, LS and HS hereby agree to effect such amendment. Capitalized terms used without being defined herein shall, except as otherwise provided herein, have the meanings ascribed to such terms by the Voting Agreement.

Cinergy Solutions, Inc.
October 12, 2000
Page 2

                  Kindly acknowledge your agreement to the foregoing by signing your name where indicated below.

                                             Very truly yours,

                                             U.S. Energy Systems, Inc.


                                             By: /s/ Goran Mornhed
                                                 -----------------------------
                                                 Goran Mornhed, President and
                                                      Chief Operating Officer
Acknowledged and Agreed:

Cinergy Solutions, Inc.


By:  /s/ M. Stephen Harkness
    ----------------------------

Energy Systems, Inc.


By:  /s/ Henry Schneider
    ----------------------------

/s/ Henry Schneider
--------------------------------
 Henry Schneider


/s/ Lawrence I. Schneider
--------------------------------
 Lawrence I. Schneider

                                                                    EXHIBIT 99.6

                          REGISTRATION RIGHTS AGREEMENT


                  THIS REGISTRATION RIGHTS AGREEMENT ("Agreement") is dated as of October 12, 2000 between U.S. ENERGY SYSTEMS, INC., a Delaware corporation (the "Company") and CINERGY SOLUTIONS, INC., a Delaware corporation ("CSI").


                                    RECITALS

                  I. Pursuant to that certain Stock Purchase Agreement dated as of October 12, 2000, by and between the Company and CSI (the "Stock Purchase Agreement"), the Company has agreed to provide CSI certain registration rights with respect to the shares of the Company's Common Stock issued pursuant to the Stock Purchase Agreement (all of such shares of Common Stock being referred to herein as the "Restricted Shares").

                  II. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Stock Purchase Agreement.


                                    AGREEMENT


                  NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties agree as follows:

                  1.       INCIDENTAL (PIGGYBACK) REGISTRATION RIGHTS.

                           (a) Subject to the limitations set forth in this
Agreement, if the Company at any time more than twelve (12) months after the Closing Date and prior to the tenth anniversary of the Closing Date proposes to file on its behalf a registration statement (a "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), on any form (other than a Registration Statement on Form S-4 or S-8 or any successor form not available for registering the Restricted Shares, or any form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of the Company pursuant to any employee benefit plan, respectively) for the general registration of securities to be sold for cash with respect to its Common Stock or any other class of equity security (as defined in Section 3(a) (11) of the Securities Exchange Act of 1934, as amended) of the Company, it will give written notice to CSI at least fifteen (15) days before the initial filing with the Securities and Exchange Commission (the "Commission") of such Registration Statement, which notice shall set forth the intended method of disposition of the securities proposed to be registered by the Company. The notice shall offer to include in such filing the aggregate number of shares of Restricted Shares as CSI may request subject to the limitations set forth in this Agreement.

                  (b) If CSI desires to have Restricted Shares registered under this Section 1, CSI shall advise the Company in writing within five (5) days after the date of receipt of such offer from the Company, setting forth the amount of such Restricted Shares for which registration is requested. The Company shall thereupon include in such filing the number of shares of Restricted Shares for which registration is so requested; provided that nothing herein shall prevent the Company from abandoning or delaying any such registration at any time. In the event that the proposed registration by the Company is, in whole or in part, an underwritten public offering of securities of the Company, the Company shall not be required to include any of the Restricted Shares in such underwriting unless CSI agrees to accept the offering on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration, and provided, further, that if the managing underwriter advises the Company that the inclusion of all Restricted Shares proposed to be included by CSI in the underwritten public offering and other issued and outstanding shares of Common Stock proposed to be included therein by the persons other than CSI (the "Other Shares") would jeopardize the success of the Company's offering, then the Company shall be required to include in the offering (in addition to the number of shares to be sold by the Company) only that number of Restricted Shares that the managing underwriter believes will not jeopardize the success of the Company's offering and the number of Restricted Shares and Other Shares not included in such underwritten public offering shall be reduced pro rata based upon the number of shares of Restricted Shares and Other Shares requested by the holders thereof to be registered in such underwritten public offering. In the event the Company chooses a registration form which limits the size offering either in terms of the number of shares or dollar amount, the Company shall not be required to include in the offering (in addition to the number of shares to be sold by the Company) Restricted Shares which would exceed such limits.

                  (c) Notwithstanding anything to the contrary contained in this
Section 1, in the event that there is a firm commitment underwritten public offering of securities of the Company pursuant to a registration covering Restricted Shares and CSI does not elect to sell CSI's Restricted Shares to the underwriters of the Company's securities in connection with such offering (and the Company nonetheless permits such shares to be registered pursuant to such registration statement), CSI shall refrain from selling such Restricted Shares so registered pursuant to this Section 1 during the period of distribution of the Company's securities by such underwriters and the period in which the underwriting syndicate participates in the after market; provided, however, that CSI shall, in any event, be entitled to sell CSI's Restricted Shares commencing on the 90th day after the effective date of such registration statement.


                  2.       DEMAND REGISTRATION RIGHTS.

                           (a) If at any time at least twelve (12) months after
the Closing Date and prior to the tenth anniversary of the Closing Date (the "Registration Period"), the Company shall receive a written request from CSI (a "Registration Request") that the Company effect the registration on Form S-3 (or subsequent similar form) of all or any portion of the Restricted Shares owned by CSI, the Company will, if eligible to do so on such form, use commercially reasonable efforts to cause the Restricted Shares to be registered under the Securities Act and to promptly effect and comply with all such requirements as may be necessary to permit the sale or other transfer of such Restricted Shares. The Company shall not be obligated to file and cause to become effective more than one registration statement in which Restricted Shares are sold pursuant to this Section 2(a), nor to conduct a special audit of its financial statements, unless CSI undertakes to pay the costs associated with such audit.

                  (b) Notwithstanding the foregoing, the Company may, for a period not to exceed 135 days (the "Delay Period") postpone filing of the registration statement if the Company determines in good faith that such registration (i) might interfere or affect the negotiation or completion of any transaction that is being contemplated by the Company (whether or not a final decision has been made to undertake such transaction) or (b) involve initial or continuing disclosure obligations that might not be in the best interests of the Company's stockholders. If, after a registration statement becomes effective, the Company advises CSI that the Company considers it appropriate for the registration statement to be amended, CSI shall suspend immediately any further sales of such shares until the Company advises it that the registration statement has been amended, provided, however, that the period in which such offers and sales shall be suspended shall be added to the distribution period calculated pursuant to Section 3(c) herein.

                  3.       REGISTRATION PROCEDURES.

                           (a) In connection with the filing of a registration
statement pursuant hereto, the Company will:

                           (i) prepare and file with the Commission a
registration statement with respect to such securities and use commercially reasonable efforts to cause such registration statement to become and remain effective for the period of distribution contemplated thereby (as determined pursuant to Section 3(c) herein);

                           (ii) use commercially reasonable efforts to prepare
and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective (and to remain effective for the period of distribution contemplated thereby (as determined pursuant to Section 3(c) herein)) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement;

                           (iii) furnish to CSI such number of copies of a
summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as CSI may reasonably request;

                           (iv) register or qualify the securities covered by
such registration statement under such other securities or blue sky laws of such jurisdictions within the United States as CSI shall reasonably request (provided, however, the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service of process), and do such other commercially reasonable acts and things as may be required of it to enable CSI to consummate the disposition in such jurisdiction of the securities covered by such registration statement;

                           (v) enter into customary agreements (including an
underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Common Stock and as shall be required in connection with the action taken by the Company; and

                           (vi) promptly notify CSI in writing of the happening
of any event, during the period of distribution, as a result of which the registration statement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (in which case, if so requested by the Company in writing, CSI shall promptly take action to cease making any offers of the Restricted Shares until receipt and distribution of a revised or supplemental prospectus).

                  (b) In connection with any registration hereunder, CSI will
(i) furnish the Company in writing such information with respect to CSI and the proposed distribution by CSI as reasonably requested by the Company and all such information necessary in order to assure compliance with Federal and applicable state securities laws and (ii) if CSI elects to sell the Restricted Shares to underwriters, enter into an agreement with the managing underwriters in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters and companies of the Company's size and investment stature, provided that such agreement shall not contain any provisions applicable to the Company that are inconsistent with the provisions hereof and, provided further, that the time and place of the closing of such agreement shall be as mutually agreed upon between the Company and the managing underwriter.

                  (c) For purposes of Section 3(a) hereof, the period of distribution of Restricted Shares in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it (but in no event more than twelve
(12) months from the effective date of such registration statement), and the period of distribution of Restricted Shares in any other registration shall be deemed to extend until the earlier of the sale of all Restricted Shares covered thereby or twelve (12) months after the Closing Date thereof. The Company shall not be required to keep a registration statement current after the expiration of the distribution period with respect to the securities registered pursuant to such registration statement.

                  (d) In connection with a distribution of Restricted Shares effected pursuant to a registration statement on a non-underwritten basis, CSI shall provide the Company with information regarding the status of its sales of such Restricted Shares, as and when such information is requested by the Company.

                  4.       EXPENSES.

                           All expenses incurred in complying with this
Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, and expenses (including attorneys' fees) of complying with the securities or blue sky laws of any jurisdictions, except to the extent required to be paid by participating selling security holders by state securities or blue sky laws, and except as provided by Section 2(a) herein, shall be paid by the Company; provided, however, that CSI (and not the Company) shall be liable for (i) all fees, discounts and commissions to any underwriter or broker relating to the Restricted Shares, if any, (ii) all transfer taxes, if any, and (iii) all fees and disbursements of its legal counsel, if any.

                  5.       INDEMNIFICATION.

                           (a) INDEMNIFICATION BY THE COMPANY. In the event of
any registration of any Restricted Shares under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless CSI, each underwriter of the Restricted Shares, if any, each such broker or any other person, if any, who controls any of the foregoing persons, within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement of a material fact contained in the Registration Statement under which such Restricted Shares were registered under the Securities Act, any final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any final prospectus, necessary to make the statements therein in light of the circumstances under which they were made, not misleading; and shall reimburse CSI, such underwriter, broker and each such controlling person for any legal expenses reasonably incurred by any of them in connection with defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be obligated to so indemnify CSI, such underwriter, broker or any such controlling person insofar as such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said Registration Statement, said final prospectus or said amendment or supplement in reliance upon and in conformity with information furnished to the Company or such underwriter or broker by CSI in writing for use in preparation thereof.

                  (b) INDEMNIFICATION BY CSI. Before Restricted Shares held by CSI shall be included in any Registration Statement pursuant to this Agreement, CSI shall indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 5(a) hereof for the indemnification of CSI by the Company) the Company, each director of the Company, each officer of the Company who shall sign such Registration Statement and any person who controls the Company within the meaning of the Securities Act, with respect to any untrue statement or omission from such Registration Statement or final prospectus contained therein or any amendment or supplement thereto, if such untrue statement or omission was (i) made in reliance upon and in conformity with information furnished to the Company by CSI in writing for use in the preparation of such Registration Statement, final prospectus or amendment or supplement or (ii) contained in any Registration Statement which was utilized by CSI or any controlling person or affiliate of CSI after CSI was notified in accordance with Section 7(a) hereof that such Registration Statement (x) should be amended, (y) contained an untrue statement of a material fact or (z) omitted to state any material fact.

                  (c) INDEMNIFICATION PROCEDURES. Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 5, such indemnified party will, if a claim in respect thereof is made against any indemnifying party, give written notice to the latter of such claim and/or the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election to assume the defense thereof, the indemnifying party shall be responsible for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof, provided that if any indemnified party shall have reasonably concluded that there may be one or more legal defenses available to such indemnified party which conflict in any material respect with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 5, such indemnifying party shall reimburse such indemnified party and shall not have the right to assume the defense of such action on behalf of such indemnified party and such indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which are reasonably related to the matters covered by the indemnity agreement provided in this Section 5. The indemnifying party shall not make any settlement of any claims indemnified against thereunder without the written consent of the indemnified party or parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing provisions of this Section 5, if pursuant to an underwritten public offering of the Common Stock, the Company, CSI and the underwriters enter into an underwriting or purchase agreement relating to such offering that contains provisions covering indemnification by each of the parties thereto with respect to each other party thereto in connection with such offering, the indemnification provisions of this
Section 5 shall be deemed inoperative for purposes of such offering.

                  6.       CERTAIN LIMITATIONS ON REGISTRATION RIGHTS.

                           Notwithstanding the other provisions of this
Agreement, the Company shall not be obligated to register the Restricted Shares if, in the opinion of counsel to the Company, the sale or other disposition of the Restricted Shares may be effected without registering such Restricted Shares under the Securities Act.

                  7.       MISCELLANEOUS.

                           (a)      NOTICE GENERALLY.  (i) Any notice or other
communication required or permitted hereunder shall be in writing and shall be delivered personally by hand, by telecopy or MAIL if mailed by, registered or certified mail postage prepaid return receipt requested or by Federal Express or similar overnight courier service if addressed to the parties at the addresses set forth below:


if to the Company, at     U.S. Energy Systems, Inc.
                          515 N. Flagler Drive, Suite 702
                          West Palm Beach, Florida  33401
                          Attn:  Goran Mornhed, President
                                    and Chief Operating Officer
                          Facsimile: 561-795-5138

     with a copy to:      Robinson Brog Leinwand Greene Genovese & Gluck P.C.
                          1345 Avenue of the Americas
                          New York, New York 10105-0143
                          Attn:  Allen J. Rothman, Esq.
                          Facsimile: 212-956-2164

if to CSI:                Cinergy Solutions, Inc.
                          1000 East Main Street
                          Plainfield, IN 46168
                          Attn:  M. Stephen Harkness, President
                                 and Chief Operating Officer
                          Facsimile: 317-838-2090

     with a copy to:      Cinergy Corp.
                          221 East Fourth Street
                          Cincinnati, Ohio 45201
                          Attention: Jerome A. Vennemann, Esq., General Counsel
                          Facsimile: 513-287-1363

                           (ii) Unless otherwise specified herein, such notices
or other communications shall be deemed effective (A) on the date delivered, if delivered personally or by a nationally recognized overnight courier, (B) one business day after being sent, if sent by telecopier with confirmation of good transmission and receipt, and (C) three business days after being sent, if sent by registered or certified mail. Each of the parties herewith shall be entitled to specify another address by giving notice as aforesaid to each of the other parties hereto.

                  (b) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto; provided, however, that, CSI's rights hereunder may not be assigned or transferred (except to an affiliate of CSI in connection with a permitted transfer under Section 5.03 of the Stock

Purchase Agreement) without the prior written consent of the Company, which may be withheld in the Company's sole and absolute discretion.

                  (c) GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware, without regard to the provisions thereof relating to choice of laws.

                  (d) SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

                  (e) ENTIRE AGREEMENT; AMENDMENTS. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified or amended except by a writing executed by the parties hereto.

                  (f) NO CONSEQUENTIAL DAMAGES. Except as otherwise expressly provided in this Agreement, it is agreed that no party hereto will be responsible to the others for any indirect, special, incidental or consequential loss or damage whatsoever (including lost profits and opportunity costs) arising out of this Agreement.

                  (g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS. The parties hereto irrevocably: (i) agree that any suit, action or other legal proceeding arising out of this Agreement shall be brought in the courts of the State of New York, (ii) consent to the jurisdiction of each such court in any such suit, action or proceeding, (iii) waive any objection which they, or any of them, may have to the laying of venue of any such suit, action or proceeding in any of such courts, and (iv) agree that service of process by registered or certified mail, at the addresses set forth in Section 7(a) hereto, shall be good and sufficient service of process.


                  (h) COUNTERPARTS. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately, constitute one agreement.

                  (i) CLOSING DATE. This Agreement shall be effective beginning with the Closing Date and no party hereto shall have any rights or obligations hereunder until such time.

                  (j) DEFINITION OF RESTRICTED SHARES. Notwithstanding anything to the contrary herein the term "Restricted Shares" shall not include shares of Common Stock that are (i) disposed of in accordance with a registration statement filed pursuant to this Agreement or (ii) distributed to the public pursuant to Rule 144 under the Securities Act.

                  IN WITNESS WHEREOF, the Company and CSI have executed this Agreement as of the date first above written.

                                       U.S. ENERGY SYSTEMS, INC.


                                       By: /s/ Goran Mornhed
                                           ---------------------------
                                           Goran Mornhed, President
                                           and Chief Operating Officer


                                       CINERGY SOLUTIONS, INC.


                                       By: /s/ M. Stephen Harkness
                                           -----------------------------
                                           M. Stephen Harkness, President
                                           and Chief Operating Officer